Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2018

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at March 31, 2018 and December 31, 2017
(Unaudited - Expressed in Canadian Dollars)

		March 31,	December 31,
		2018	2017
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		3,973,201	4,066,588
Receivables	4	58,039	30,651
Prepaid expenses		317,559	361,425
		4,348,799	4,458,664
Non-current assets
Reclamation deposits		232,000	187,900
Equipment	5	14,317	9,463
Exploration and evaluation assets	6	328,008	1
		574,325	197,364

TOTAL ASSETS		4,923,124	4,656,028

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	87,202	144,982

TOTAL LIABILITIES		87,202	144,982

EQUITY
Share capital	9	53,785,624	53,218,158
Share-based payment reserve	10	6,997,339	6,745,535
Subscriptions received	9	-	27,000
Deficit		(55,947,041)	(55,479,647)

TOTAL EQUITY		4,835,922	4,511,046

TOTAL LIABILITIES AND EQUITY		4,923,124	4,656,028

Nature and continuance of operations (Note 1)

Subsequent events (Note 15)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

		2018	2017
	Notes	$	$

Operating expenses
Amortization	5	1,078	571
Consulting		38,574	1,712
Investor relations		59,785	4,782
Legal and audit		8,050	1,999
Management fees	11	55,179	6,000
Office and general		75,704	26,462
Stock-based compensation	9	242,640	6,437
		481,010	47,963

Other items
Interest income		(13,616)	-

Loss and comprehensive loss for the period		(467,394)	(47,963)

Loss per share – basic and diluted	9	(0.01)	(0.00)
Weighted average number of shares outstanding – basic and diluted	9	41,666,109	21,537,349

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the three months ended March 31, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

		Share capital
				Share-based
		Number of		payment	Subscriptions
		shares	Amount	reserve	received	Deficit	Total
	Notes	#	$	$	$	$	$

Balance at December 31, 2016		21,537,349	48,887,797	6,196,470	-	(54,796,348)	287,919

Stock-based compensation		-	-	6,437	-	-	6,437
Comprehensive loss for the period		-	-	-	-	(47,963)	(47,963)

Balance at March 31, 2017		21,537,349	48,887,797	6,202,907	-	(54,844,311)	246,393

Private placements		18,146,666	4,664,233	36,267	27,000	-	4,727,500
Share issuance costs
- Cash finders’ fees		-	(230,473)	-	-	-	(230,473)
- Brokers’ warrants		-	(152,305)	152,305	-	-	-
- Other fees		-	(26,594)	-	-	-	(26,594)
Exercise of warrants		855,000	63,000	-	-	-	63,000
Exercise of options		125,000	12,500	-	-	-	12,500
Stock-based compensation		-	-	354,056	-	-	354,056
Comprehensive loss for the period		-	-	-	-	(635,336)	(635,336)

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements	10	960,000	576,000	-	(27,000)	-	549,000
Share issuance costs		-
- Cash finders’ fees	10	-	(22,080)	-	-	-	(22,080)
- Brokers’ warrants	10	-	(9,164)	9,164	-	-	-
- Other fees	10	-	(14,290)	-	-	-	(14,290)
Exercise of warrants		400,000	37,000	-	-	-	37,000
Stock-based compensation	10	-	-	242,640	-	-	242,640
Comprehensive loss for the period		-	-	-	-	(467,394)	(467,394)

Balance at March 31, 2018		42,024,015	53,785,624	6,997,339	-	(55,947,041)	4,835,922

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2018 and 2017
Unaudited - Expressed in Canadian Dollars

	2018	2017
	$	$

Operating activities
Loss for the period	(467,394)	(47,963)
Adjustments for:
Amortization	1,078	571
Stock-based compensation	242,640	6,437
Exploration property impairment and expenditures	-	-
Changes in non-cash working capital items:
Receivables	(27,388)	(192)
Prepaid expense	43,866	5,381
Trade payables and accrued liabilities	(106,381)	(12,271)
Net cash flows used in operating activities	(313,579)	(48,037)

Investing activities
Expenditures on exploration and evaluation assets	(279,406)	-
Purchase of equipment	(5,932)	-
Reclamation deposit	(44,100)	-
Net cash flows used in investing activities	(329,438)	-

Financing activities
Proceeds on issuance of common shares	586,000	-
Share issue costs	(36,370)	-
Net cash flows from financing activities	549,630	-
Increase in cash and cash equivalents	(93,387)	(48,037)
Cash and cash equivalents, beginning	4,066,588	85,758

Cash and cash equivalents, ending	3,973,201	37,721

Cash	61,701	37,721
Cash equivalents	3,911,500	-

Supplemental cash flow information (Note 15)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at March 31, 2018, the Company had working capital of $4,261,597 but the Company had not advanced its mineral properties to commercial production. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash.

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017 except as outlined in Note 3.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 28, 2018.

3.	Adoption of new accounting standards and standards issued but not yet effective

IFRS 9, Financial Instruments

This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and became effective for the Company on January 1, 2018. IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting. IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss. IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of this standard did not have a material measurement or disclosure impact on the Company’s financial statements.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019.

4.	Receivables

	March 31,	December 31,
	2018	2017
	$	$

Goods and Service sales tax	15,836	5,177
British Columbia mining tax credits	20,264	20,264
Interest receivable	17,130	5,210
Due from related party (Note 11)	4,809	-
	58,039	30,651

5.	Equipment

			Exploration
	Motor	Computer	and office
	Vehicles	equipment	equipment	Total
	$	$	$	$
Cost:
At December 31, 2017	20,330	29,665	61,984	111,979
Additions	-	5,432	500	5,932
At March 31, 2018	20,330	35,097	62,484	117,911

Depreciation:
At December 31, 2017	19,838	27,627	55,051	102,516
Charge for the period	82	262	734	1,078
At March 31, 2018	19,920	27,889	55,785	103,594

Net book value:
At December 31, 2017	492	2,038	6,933	9,463
At March 31, 2018	410	7,208	6,699	14,317

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,	Change in	Balance,
	December 31,	Change in year	December 31,	period	March 31,
	2016	2017	2017	2018	2018
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	459,261	-	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	26,442	1,283,063
Exploration data management	917,422	-	917,422	12,466	929,888
First Nations	166,444	-	166,444	19,398	185,842
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	54,358	8,834,256	218,754	9,053,010
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,792,672	-	3,792,672	34,500	3,827,172
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,850	10,597	1,628,447	15,149	1,643,596
Transportation	2,604,549	-	2,604,549	1,298	2,605,847
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	(51,964)	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,195,403)	(12,991)	(2,208,394)	-	(2,208,394)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	1	-	1	328,007	328,008

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

7.	Trade payables and accrued liabilities

	March 31,	December 31,
	2018	2017
	$	$
Trade payables	13,181	134,982
Accrued liabilities	74,021	10,000
	87,202	144,982

8.	Sublease obligations

Sublease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2019. A schedule of the Company’s minimum lease payments is as follows:

	March 31,	December 31,
	2018	2017
	$	$
Payable not later than one year	53,159	53,159
Payable later than one year and not later than five years	-	13,290
	53,159	66,449

9.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

At March 31, 2018, there were 42,024,015 issued and fully paid common shares (December 31, 2017 – 40,664,015).

Financings

During the three months ended March 31, 2018, the following equity financings were completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black- Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2018 was based on the loss attributable to common shareholders of $467,394 (2017 - $47,963) and the weighted average number of common shares outstanding of 28,921,400 (2017 – 21,537,349).

Diluted loss per share did not include the effect of 3,350,000 stock options and 25,571,400 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the three months ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	2,662,500	$0.33	1,640,000	$0.19
Options granted	850,000	0.55	1,150,000	0.50
Options exercised	-		(125,000)	0.10
Options expired/forfeited	(162,500)	1.00	(2,500)	1.00
Options outstanding, ending	3,350,000	$0.35	2,662,500	$0.33

Options exercisable, ending	3,070,000	$0.33	2,602,500	$0.32

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

Details of options outstanding as at March 31, 2018 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10	3.25 years	1,350,000
$0.22	4.45 years	100,000
$0.40	4.51 years	550,000
$0.55	4.85 years	(1)850,000
$0.60	4.57 years	325,000
$0.80	4.61 years	175,000
$0.35	4.10 years	3,350,000

(1)	Subsequent to March 31, 2018, 250,000 of these options were forfeited.

Stock-based compensation

During the three months ended March 31, 2018, the Company granted 850,000 stock options (2017 – Nil stock options), the weighted average grant date fair value of the options was $0.38 per option (2017 – n/a). The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2018	2017
Share price	$0.51	n/a
Exercise price	$0.55	n/a
Expected life of options	5 years	n/a
Annualized volatility	100%	n/a
Risk-free interest rate	1.60%	n/a
Dividend rate	0%	n/a

During the three months ended March 31, 2018, the Company recorded $242,640 (2017 - $6,437) of stock-based compensation to the statement of loss and comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the three months ended March 31, 2018 and the year ended December 31, 2017 are as follows:

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	25,454,600	$0.18	13,444,147	$0.10
Warrants issued	516,800	0.70	13,809,600	0.25
Warrants exercised	(400,000)	0.09	(855,000)	0.06
Warrants expired	-		(944,147)	0.10
Warrants outstanding, ending	25,571,400	$0.19	25,454,600	$0.18

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

Details of warrants outstanding as at March 31, 2018 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.07	2.42 years	7,483,333
$0.10	3.01 years	12,095,000
$0.35	0.57 years	396,000
$0.45	2.57 years	3,375,000
$0.70	2.55 years	2,222,067
$0.19	2.70 years	25,571,400

10.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11.	Related party transactions

	For the three months ended
		March 31,
	2018	2017
	$	$
Management fees	50,416	6,000
Stock-based compensation	150,375	4,097
	200,791	10,097

There were no amounts owing to related parties at March 31, 2018 or December 31, 2017.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $42,092 (2017 - $6,000) for short-term benefits and $150,375 (2017 - $4,097) for stock-based compensation.

The Company is subleasing office space to a company with common directors. As at March 31, 2018, the Company had a receivable of $4,809.

12.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at March 31, 2018:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$87,202	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31,	December 31,
	2018	2017
	$	$
Cash and cash equivalents	3,973,201	4,066,588
Loans and receivables:
Interest receivable	17,130	5,210
Reclamation deposits	232,000	187,900
	4,222,331	4,259,698

Financial liabilities included in the statement of financial position are as follows:

	March 31,	December 31,
	2018	2017
	$	$
Non-derivative financial liabilities:
Trade payables and accrued liabilities	87,202	144,982

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the three months ended March 31, 2018

13.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the three months ended March 31, 2018, the following transactions were excluded from the statement of cash flows:

	a)	The issuance of 36,800 broker warrants at the fair value of $9,164; and,

b)

E&E asset expenditures of $48,601 included in accounts payable and accrued liabilities at March 31, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $48,601).

14.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

15.	Subsequent events

Grant of options

On April 3, 2018, the Company granted 200,000 stock options to an employee at a price of $0.60 per share exercisable up to April 3, 2023. The options vest as to 25,000 on the date of grant and 25,000 every three months thereafter.

On April 20, 2018, the Company granted 75,000 stock options to an officer and a consultant at a price of $0.60 per share exercisable up to April 20, 2023. The options vest on October 20, 2018.

On May 18, 2018, the Company granted 150,000 stock options to an employee at a price of $0.60 per share exercisable up to May 18, 2023. The options vest as to 25,000 every three months from the date of grant.